Exhibit 21.1

Subsidiaries of Cell Therapeutics, Inc.

Cell Therapeutics Europe S.r.l., an Italian Limited Liability Company, CTI Technologies, Inc., a Nevada Corporation, PolaRx Biopharmaceuticals, Inc., a Delaware Corporation, Cell Therapeutics (UK) Limited, a Limited Liability Corporation, CTI Corporate Development, Inc., an Oregon Corporation, and Cell Therapeutics (Ireland) Holding Limited, a Private Limited Company.

The above paragraph includes all subsidiaries of Cell Therapeutics, Inc.